Exhibit 99.3

CTW Cayman

(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: CTW)

____________

FORM OF PROXY FOR ANNUAL GENERAL MEETING
to be held on May 7, 2026
(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the Annual General Meeting of the Company (the “AGM”) to be held at 29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower, Roppongi, Minato City, Tokyo 106-0032, Japan on May 7, 2026 at 10:00 AM (Tokyo time), and at any adjourned or postponed meeting thereof. Holders of record of our ordinary shares at the close of business on April 8, 2026 (Cayman Islands time) (the “Record Date”) are entitled to attend the AGM and any adjournment or postponement thereof in person.

To be valid, this Form of Proxy must be completed, signed, and returned in the manner directed herein by the undersigned shareholder as soon as possible so that it is received no later than 48 hours before the time of the AGM.

TO VOTE ONLINE: www.Transhare.com. Click on Vote Your Proxy. Enter Your Control Number.

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to:

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

CTW Cayman

(Incorporated in the Cayman Islands with limited liability)
(Nasdaq Ticker: CTW)

____________

FORM OF PROXY FOR ANNUAL GENERAL MEETING
to be held on May 7, 2026
(or any adjourned or postponed meeting thereof)

I/We, _____________________, of __________________________________________, the undersigned, being the registered holder of _____________ Class A ordinary shares, par value US$0.0001 per share and _____________ Class B ordinary shares, par value US$0.0001 per share of CTW Cayman (the “Company”), hereby appoint the Chairman of Annual General Meeting as my/our proxy to attend and act for me/us at Annual General Meeting of the Company to be held at 29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower, Roppongi, Minato City, Tokyo 106-0032, Japan (or at any adjourned or postponed meeting thereof), and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit.

	PROPOSALS	FOR (Note)	AGAINST (Note)	ABSTAIN (Note)
1.	As a special resolution: THAT the name of the Company be changed to CTW.	☐	☐	☐
2.

As a special resolution:

THAT the current effective amended and restated memorandum and articles of association of the Company be hereby replaced in their entirety with the second amended and restated memorandum and articles of association attached to the notice of AGM.

		☐	☐	☐
3.

As an ordinary resolution:

THAT (i) the Company give, make, sign, execute and deliver all such agreements, letters, notices, certificates, acknowledgements, instructions and other documents (whether of a like nature or not) in relation to the matters contemplated in the foregoing resolutions as may be considered necessary or desirable by any director or officer of the Company for the purpose of the coming into effect of or otherwise giving effect to, consummating or completing or procuring the performance and completion of all or any of the matters described in the foregoing resolutions, and (ii) any one director or officer or the registered office provider of the Company be and is hereby authorized to take any and every action that might be necessary, appropriate, or desirable to give effect to the foregoing resolutions as such director or officer or the registered office provider, in his/her/its absolute discretion, thinks fit, including but not limited to, attendance on any filing or registration procedures for and on behalf of the Company in the Cayman Islands.

		☐	☐	☐

Dated ____________________, 202_

Signature(s) ____________________